The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

September 29, 2023

VIA EDGAR

Attention:	Mr. Paul Cline

Mr. Benjamin Holt

Re:	The Flexi Group Holdings Ltd

Amendment No. 3 to Registration Statement on Form F-4

Filed September 14, 2023

File No. 333-269739

Ladies and Gentlemen:

This letter sets forth the response of The Flexi Group Holdings Ltd (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 21, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 3 to Registration Statement on Form F-4 (the “Third Amended Registration Statement”). Concurrently with the submission of this letter, the Registrant is filing Amendment No. 4 to the Registration Statement (the “Fourth Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Registrant has included other revisions and updates to its disclosure in the Fourth Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Fourth Amended Registration Statement.

Set forth below is the Registrant’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form F-4 filed September 14, 2023

Opinion of Marshall & Stevens, page 151

1.	We note the revisions made in response to comment 10 regarding the projections. We note the focus of your discussion on the difference in revenues in the projections as compared to the actual results. Please provide additional disclosure as to the reasons for the differences between the projected financial information and the actual financial results, including cost of sales. In addition, please revise the discussion of the assumptions made in preparing the projections to reflect the relevant assumptions you discuss when explaining the difference between the projections and actual financial results. Finally, given you have not acquired Common Ground Thailand and do not expect to acquire this business until 2024 at the earliest, and the slower return to the office and market conditions in certain markets, please explain how you concluded that you believe the projections are still representative of Flexi’s current business operations and business plans.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 29, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested starting on page 154 of the Fourth Amended Registration Statement.

2.	We note the revised disclosure in response to comment 14. Please disclose that given the lack of state law authority: (i) this issue will be resolved by a court, (ii) resolution of this issue will have no effect on rights and responsibilities of the board under state law, and (iii) the availability of such a defense has no effect on the rights and responsibilities of either the TGVC board or Marshall & Stevens under the federal securities laws.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 151 of the Fourth Amended Registration Statement.

Material Tax Considerations, page 241

3.	We note the revisions made in response to comment 12. We note the opinion and the disclosure on page 248 state that the transaction “will” qualify as a transaction under Section 351(a) and thus the exchange of TGVC Class A Common Stock for PubCo Ordinary Shares will not be taxable. However, in light of the uncertainty regarding the company’s status as a PFIC it is unclear how counsel was able to provide a “will” opinion. For guidance, see Staff Legal Bulletin No. 19, footnote 44 and accompanying text.

Response: As outlined in detail in the Form F-4 and the opinion submitted by DLA Piper LLP (US) (“DLA”), counsel is able to provide a “will” opinion that the Business Combination will satisfy the statutory requirements of Code Section 351(a) because: (i) the TGVC Stockholders and the Flexi Shareholders (together, the “transferors”) will contribute property to PubCo; (ii) the transferors will receive solely shares of PubCo in exchange for such transfer; (iii) the transferors will satisfy the 80% control test contained in Code Section 368(c) immediately after the transfer; (iv) PubCo will not be an investment company at the time of the transfer; (v) neither the transferors nor PubCo will be under the jurisdiction of a court in a title 11 or similar case (within the meaning of Code Section 368(a)(3)(A)) at the time of the transfer; and (vi) the Business Combination has a valid non-tax business purpose.

We recognize that the April 1, 1992 Proposed Treasury Regulations on PFICs contain certain provisions that could potentially impact treatment of a Code Section 351 contribution; however, Prop. Treas. Reg. § 1.1291-6 should not result in recognition to the TGVC transferors because such transferors are not directly or indirectly transferring an interest in a “section 1291 fund.”

DLA’s opinion and the disclosure are with respect to TGVC Stockholders; however, we further note that if Flexi were a PFIC, its status as a PFIC would have no impact on qualification of a Code Section 351 transaction under currently binding law. We note that provisions pertaining to nonrecognition transactions in the Proposed Treasury Regulations have not been finalized in the 31 years following initial release. As a threshold matter, Proposed Treasury Regulations do not have the force and effect of law. Accordingly, these Proposed Treasury Regulations will have no impact on the qualification of the Business Combination as a tax-free contribution under Code Section 351(a).

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 29, 2023

We respectfully request the Staff’s assistance in completing the review of the Fourth Amended Registration Statement as soon as possible. Please contact Christopher Haunschild of Lucosky Brookman LLP at (212) 417-8160 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer

cc:           Christopher I. Edwards, The Flexi Group Holdings Ltd

Christopher Haunschild, Lucosky Brookman LLP

Penny Somer-Greif, Lucosky Brookman LLP

Kevin E. Criddle, DLA Piper LLP (US)

Penny J. Minna, DLA Piper LLP (US)